SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             American Skiing Company
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    029654308
                                 (Cusip Number)

                             David K. Lakhdhir, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3030
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The total number of shares of common stock, par value $0.01 per share (the "Common Stock"), of American Skiing Company, a Delaware corporation (the "Issuer"), reported herein is 33,065,000, which would constitute approximately 67.48% of the 48,994,353 shares of Common Stock that would be outstanding as of August 30, 2001 if all of the shares of Series C-1 Preferred Stock (as defined below) were converted and all of the options to purchase Common Stock held by the Reporting Persons (as defined below) were exercised. All ownership percentages set forth herein are based on there being 16,929,353 shares of Common Stock outstanding as of August 30, 2001. For the purposes of this filing, the number of issued and outstanding shares of Common Stock does not include the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), which are convertible into Common Stock in certain circumstances. Certain percentages set forth herein are based on their being 14,760,530 shares of Class A Common Stock issued and outstanding as of August 30, 2001.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Capital Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  879,133
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  879,133
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         29,011,133 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   64.38% (2)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
1 Represents (i) 865,800 shares of Common Stock owned by Oak Hill Capital Partners, L.P. ("OHCP") directly, (ii) 13,333 shares of Common Stock owned indirectly by OHCP, as the general partner of OHCP Ski, L.P. ("OHSKI"),
     (iii) 27,705,600 shares of Common Stock that would be issued upon conversion of the Issuer's 12% Series C-1 Convertible Participating Preferred Stock, par value $0.01 per share (the "Series C-1 Preferred Stock") owned directly by OHCP, and (iv) 426,400 shares of Common Stock that would be issued upon conversion of the Series C-1 Preferred Stock owned indirectly by OHCP as the general partner of OHSKI. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of the date on which the Series C-1 Preferred Stock was issued. OHCP is managed by its general partner, OHCP GenPar, L.P., which is managed by its general partner, OHCP MGP, LLC.

2 Assumes that there are 45,061,353 shares of Common Stock outstanding. This percentage would be 48.50% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Capital Management Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  22,200
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  22,200
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         732,600 (3)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   4.15% (4)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
3 Represents (i) 22,200 shares of Common Stock owned directly by Oak Hill Capital Management Partners, L.P. ("OHCMP") and (ii) 710,400 shares of Common Stock that would be held directly by OHCMP upon conversion of the Series C-1 Preferred Stock held by it. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of the date on which the Series C-1 Preferred Stock was issued. OHCMP is managed by its general partner, OHCP GenPar, L.P., which is managed by its general partner, OHCP MGP, LLC.

4 Assumes that there are 17,639,753 shares of Common Stock outstanding. This percentage would be 2.26% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   OHCP GenPar, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  901,333
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  901,333
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         29,743,733 (5)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   64.98% (6)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
5 Represents (i) 879,133 shares of Common Stock owned by OHCP GenPar, L.P. ("OHCP GenPar") indirectly in its capacity as general partner of OHCP, (ii) 22,200 shares of Common Stock owned by OHCP Gen Par indirectly in its capacity as general partner of OHCMP, (iii) 28,132,000 shares of Common Stock that would be owned by OHCP GenPar indirectly in its capacity as general partner of OHCP, upon conversion of the Series C-1 Preferred Stock owned by OHCP, and (iv) 710,400 shares of Common Stock that would be owned by OHCP GenPar indirectly in its capacity of general partner of OHCMP upon conversion of the Series C-1 Preferred Stock owned by OHCMP. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of the date on which the Series C-1 Preferred Stock was issued. OHCP GenPar is managed by its general partner, OHCP MGP, LLC.

6 Assumes that there are 45,771,753 shares of Common Stock outstanding. This percentage would be 49.14% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   OHCP MGP, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  901,333
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  901,333
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         29,743,733 (7)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   64.98% (8)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
7 See footnote (5) to the page relating to OHCP GenPar. OHCP MGP, LLC is the general partner of OHCP GenPar.

8 Assumes that there are 45,771,753 shares of Common Stock outstanding. This percentage would be 49.14% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities Fund, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  49,334
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  49,334
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,628,534 (9)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.80% (10)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
9 Represents (i) 49,334 shares of Common Stock owned directly by Oak Hill Securities Fund, L.P. ("OHSF") and (ii) 1,579,200 shares of Common Stock that would be owned directly by OHSF upon conversion of its Series C-1 Preferred Stock. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of the date on which the Series C-1 Preferred Stock was issued. OHSF is managed by its general partner, Oak Hill Securities GenPar, L.P., which is managed by its general partner, Oak Hill Securities MGP, Inc.

10 Assumes that there are 18,508,553 shares of Common Stock outstanding. This percentage would be 4.90% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities GenPar, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  49,334
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  49,334
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,628,534 (11)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.80% (12)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
11 See footnote (9) to the page relating to OHSF. Oak Hill Securities GenPar, L.P. ("OHSF GenPar") is the general partner of OHSF. OHSF GenPar is managed by its general partner, Oak Hill Securities MGP, Inc.

12 Assumes that there are 18,508,553 shares of Common Stock outstanding. This percentage would be 4.90% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities MGP, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  49,334
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  49,334
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,628,534 (13)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.80% (14)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
13 See footnote (11) to the page relating to OHSF GenPar and footnote (9) relating to OHSF. Oak Hill Securities MGP, Inc. ("OHSF MGP") is the general partner of OHSF GenPar, which is the general partner of OHSF.

14 Assumes that there are 18,508,553 shares of Common Stock outstanding. This percentage would be 4.90% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities Fund II, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  49,333
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  49,333
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,627,733 (15)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.79% (16)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
15 Represents (i) 49,333 shares of Common Stock owned directly by Oak Hill Securities Fund II, L.P. ("OHSF II") and (ii) 1,578,400 shares of Common Stock that would be owned directly by OHSF II upon conversion of its Series C-1 Preferred Stock. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of the date on which the Series C-1 Preferred Stock was issued. OHSF II is managed by its general partner, Oak Hill Securities GenPar II, L.P., which is managed by its general partner, Oak Hill Securities MGP II, Inc.

16 Assumes that there are 18,507,753 shares of Common Stock outstanding. This percentage would be 4.89% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities GenPar II, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  49,333
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  49,333
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,627,733 (17)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.79% (18)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
17 See footnote (15) to the page relating to OHSF II. Oak Hill Securities GenPar II. L.P. ("OHSF GenPar II") is the general partner of OHSF II. OHSF GenPar II is managed by its general partner, Oak Hill Securities MGP II, Inc.

18 Assumes that there are 18,507,753 shares of Common Stock outstanding. This percentage would be 4.89% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities MGP II, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  49,333
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  49,333
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,627,733 (19)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.79% (20)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
19 See footnote (15) to the page relating to OHSF II and footnote (17) to the page relating to OHSF GenPar II. Oak Hill Securities MGP II, Inc. ("OHSF MGP II") is the general partner of OHSF GenPar II, which is the general partner of OHSF II.

20 Assumes that there are 18,507,753 shares of Common Stock outstanding. This percentage would be 4.89% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   OHCP Ski, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  13,333
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  13,333
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         439,733 (21)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   2.53% (22)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
21   Represents (i) 13,333 shares of Common Stock owned directly by OHSKI and
     (ii) 426,400 shares of Common Stock that would be held directly by OHSKI upon conversion of its Series C-1 Preferred Stock. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of the date on which the Series C-1 Preferred Stock was issued. OHSKI is managed by its general partner, OHCP.

22 Assumes that there are 17,355,753 shares of Common Stock outstanding. This percentage would be 1.37% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Glenn R. August

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  98,667
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  98,667
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         3,256,267 (23)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   16.21% (24)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   IN

--------------------------------------------------------------------------------
------------------------
23 Represents (i) 49,334 shares of Common Stock indirectly owned by Mr. Glenn August ("Mr. August") indirectly, as sole stockholder of OHSF MGP, (ii) 49,333 shares of Common Stock owned by Mr. August indirectly, as sole stockholder of OHSF MGP II, (iii) 1,579,200 shares of Common Stock that would be owned by Mr. August indirectly as sole stockholder of OHSF MGP, upon conversion of the Series C-1 Preferred Stock indirectly owned by OHSF MGP, and (iv) 1,578,400 shares of Common Stock that would be owned by Mr. August indirectly as sole stockholder of OHSF MGP II upon conversion of the Series C-1 Preferred Stock indirectly owned by OHSF MGP II. OHSF MGP is the general partner of OHSF GenPar, which is the general partner of OHSF. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of the date on which the Series C-1 Preferred Stock was issued. OHSF MGP II is the general partner of OHSF GenPar II, which is the general partner of OHSF II. See also footnote (9) to the page relating to OHSF, footnote (11) to the page relating to OHSF GenPar, footnote (13) to the page relating to OHSF MGP, footnote (15) to the page relating to OHSF II, footnote (17) to the page relating to OHSF GenPar II and footnote (19) to the page relating to OHSF MGP II.

24 Assumes that there are 20,086,953 shares of Common Stock outstanding. This percentage would be 9.34% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Capital Management, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  None
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  None
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         65,000 (25)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   3.26% (26)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
25 Represents the shares of Common Stock that would be owned directly by Oak Hill Capital Management, Inc. ("OHCM") upon exercise of options to purchase Common Stock granted under the Issuer's 1997 stock option plan.

26 Assumes that there are 16,994,353 shares of Common Stock outstanding. This percentage would be 0.38% if the Class A Common Stock were converted into Common Stock.

         Oak Hill Capital Partners, L.P., a Delaware limited partnership, Oak Hill Capital Management Partners, L.P., a Delaware limited partnership, OHCP GenPar, L.P., a Delaware limited partnership, OHCP MGP, LLC, a Delaware limited liability company, Oak Hill Securities Fund, L.P., a Delaware limited partnership, Oak Hill Securities GenPar, L.P., a Delaware limited partnership, Oak Hill Securities MGP, Inc., a Delaware corporation, Oak Hill Securities Fund II, L.P., a Delaware limited partnership, Oak Hill Securities GenPar II, L.P., a Delaware limited partnership, Oak Hill Securities MGP II, Inc., a Delaware corporation, OHCP Ski L.P., a Delaware limited partnership, Mr. Glenn R. August, and Oak Hill Capital Management, Inc. are sometimes hereinafter collectively referred to as the "Reporting Persons."

         The Reporting Persons hereby amend the report on Schedule 13D filed by the Reporting Persons on October 18, 1999 as amended on August 3, 2000, December 13, 2000 and July 18, 2001 (as amended through July 18, 2001, the "Schedule 13D"), in respect of the Common Stock of the Issuer. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 1.  SECURITY AND ISSUER.

                  Unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Unchanged

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

SECURITIES PURCHASE AGREEMENT

         Following the execution of the Securities Purchase Agreement, dated as of July 15, 2001 (as amended, the "Securities Purchase Agreement"), among the Issuer, OHCP, OHCMP, OHSF, OHSF II and OHSKI, the following transactions occurred (OHCP, OHCMP, OHSF, OHSF II and OHSKI are collectively referred to herein as the "Purchasers"):

         On August 22, 2001:

         (i) OHCP assigned to OHSF the right under the Securities Purchase Agreement to purchase $601,250 in aggregate principal amount of the Issuer's 11.3025% junior subordinated convertible notes due 2007 (the "Junior Subordinated Notes") and 48,100 shares of Common Stock,

         (ii) OHCP assigned to OHSF II the right under the Securities Purchase Agreement to purchase $601,250 in aggregate principal amount of Junior Subordinated Notes and 48,100 shares of Common Stock,

         (iii) OHCMP assigned to OHSF the right under the Securities Purchase Agreement to purchase $15,417 in aggregate principal amount of Junior Subordinated Notes and 1,233 shares of Common Stock, and

         (iv) OHCMP assigned to OHSF II the right under the Securities Purchase Agreement to purchase $15,416 in aggregate principal amount of Junior Subordinated Notes and 1,234 shares of Common Stock.

         As a result, the Issuer and the Purchasers entered into Amendment No.1 dated as of August 22, 2001 (the "Amendment") to the Securities Purchase Agreement to reflect the reallocations of securities to be purchased as described above.

         The consummation of most of the transactions contemplated by the Securities Purchase Agreement and the Amendment (the "Closing") took place on August 31, 2001 (the "Closing Date"), following (i) the expiration of the 10-day period following the mailing to all shareholders of a letter required by the rules of the New York Stock Exchange notifying them of the Issuer's intention to issue shares of Common Stock and Series C-1 Convertible Participating Preferred Stock, par value $0.01 per share (the "Series C-1 Preferred Stock") without shareholder approval, and (ii) the Issuer's entering into amendments to certain credit facilities.

         At the Closing:

         o OHCP provided additional financing to subsidiaries of the Issuer, consisting of $1.25 million in additional Tranche C loans (in addition to the $1,250,000 advanced on July 13, 2001) under the Amended and Restated Credit Agreement dated as of July 31, 2000 among American Skiing Company Resort Properties, Inc. ("ASCRP"), the lenders party thereto and Fleet National Bank, as Agent, as amended on or prior to the Closing Date;

         o        The Purchasers paid $12,500,000 in cash to the Issuer;

         o The Purchasers irrevocably committed to pay $1,000,000 in cash to the Issuer on or before September 13, 2001;

         o OHCP irrevocably committed to provide a guarantee of the obligations of Heavenly Valley LP under a Capital Lease acceptable to the Purchasers, the Issuer and Heavenly Valley LP, covering certain gondola towers, cars and related equipment and assets servicing the Heavenly resort, such guarantee having a maximum aggregate liability of $14 million;

         o The Purchasers irrevocably waived and relinquished, effective as of the Closing Date (1) all rights, powers and preferences they and their respective successors have as holders of the Series B Preferred Stock contained in the Issuer's Certificate of Incorporation (including the right to receive dividends or any amount upon the liquidation or dissolution of the Issuer), other than the right to elect 4 directors of the Issuer, and (2) the registration rights in respect of the Series B Preferred Stock contained in the Stockholders' Agreement dated as of August 6, 1999, as amended by Amendment No. 1 thereto dated July 31, 2000 among the Issuer, Mr. Leslie Otten, OHCP and the other parties named therein (the "Stockholder's Agreement").

         o The Warrant Purchase Agreement dated July 31, 2000 among the Issuer, ASCRP and OHCP, pursuant to which OHCP had the right, subject to the receipt of a third party consent, to receive a warrant to purchase 6,000,000 shares of Common Stock, was terminated; and

         o The Purchasers received an aggregate of 40,000 shares of the Issuer's 12% Series C-1 Preferred Stock, 139,453 shares of the Issuer's 15% Series C-2 Preferred Stock, par value $0.01 per share (the "Series C-2 Preferred Stock") and $12,500,000 aggregate principal amount of Junior Subordinated Notes;

         o The Issuer irrevocably committed to issue to the Purchasers an aggregate of 1,000,000 shares of Common Stock on or before September 13, 2001;

         o the Purchasers and the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") relating to the Junior Subordinated Notes, the Series C-1 Preferred Stock, the Series C-2 Preferred Stock, the Issuer's Series D Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock") issuable upon conversion of the Junior Subordinated Notes and (if any) the Series C-1 Preferred Stock, and all shares of Common Stock held by or to be issued to the Purchasers;

         o The Issuer and OHCP, as trustee, entered into an Indenture, dated as of the Closing Date, relating to Junior Subordinated Notes (the "Indenture");

         On September 5, 2001, the Issuer issued an aggregate of 1,000,000 shares of Common Stock to the Purchasers and the Purchasers paid the final $1,000,000 of cash consideration to the Issuer.

         The Purchasers have rights to elect directors pursuant to the terms of the Series B Preferred Stock, the Series C-1 Preferred Stock and the Stockholder's Agreement to the effect that the Purchasers shall have the right to elect a majority of the Issuer's board of directors.

DISCLAIMER

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of August 31, 2001, (i) OHCP beneficially owned 29,011,133 shares of Common Stock (or 64.38% of the issued and outstanding shares of Common Stock) and had sole voting dispositive power over 879,133 of those shares; (ii) OHCMP beneficially owned 732,600 shares of Common Stock (or 4.15% of the issued and outstanding shares of Common Stock) and had sole voting and dispositive power over 22,200 of those shares; (iii) OHCP GenPar beneficially owned 29,743,733 shares of Common Stock (or 64.98% of the issued and outstanding shares of Common Stock) and had sole voting power and sole dispositive power over 901,333 of those shares; (iv) OHCP MGP beneficially owned 29,743,733 shares of Common Stock (or 64.98% of the issued and outstanding shares of Common Stock) and had sole voting power and sole dispositive power over 901,333 of those shares; (v) OHSF beneficially owned 1,628,534 shares of Common Stock (or 8.80% of the issued and outstanding shares of Common Stock) and had sole voting power and dispositive power over 49,334 of those shares; (vi) OHSF GenPar beneficially owned 1,628,534 shares of Common Stock (or 8.80% of the issued and outstanding shares of Common Stock) and had sole voting power and dispositive power over 49,334 of those shares; (vii) OHSF MGP beneficially owned 1,628,534 shares of Common Stock (or 8.80% of the issued and outstanding shares of Common Stock) and had sole voting power and dispositive power over 49,334 of those shares; (viii) OHSF II beneficially owned 1,627,733 shares of the Common Stock (or 8.79% of the issued and outstanding shares of Common Stock) and had sole voting and dispositive power over 49,333 of those shares; (ix) OHSF GenPar II beneficially owned 1,627,733 shares of Common Stock (or 8.79% of the issued and outstanding shares of Common Stock) and had sole voting and dispositive power over 49,333 of those shares; (x) OHSF MGP II, Inc. beneficially owned 1,627,733 shares of Common Stock (or 8.79% of the issued and outstanding shares of Common Stock) and had sole voting and dispositive power over 49,333 of those shares; (xi) OHCPSKI beneficially owned 439,733 shares of Common Stock (or 2.53% of the issued and outstanding shares of Common Stock) and had sole voting and dispositive power over 13,333 of those shares; (xii) Mr. August beneficially owned 3,256,267 shares of Common Stock (or 16.21% of the issued and outstanding shares of Common Stock) and had voting and dispositive power over 98,667 of those shares; and
(xiii) OHCM beneficially owned 65,000 shares of Common Stock (or 3.26% of the issued and outstanding shares of Common Stock). OHCP GenPar, OHCP MGP, OHSF GenPar, OHSF MGP, OHSF GenPar II, OHSF MGP II, Mr. August and OHCP, with respect to the shares of Common Stock directly owned by OHCPSKI and deemed to be directly owned by it, disclaim beneficial ownership of such shares of Common Stock.

         (b)-(e)

         Unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The foregoing summary of the Securities Purchase Agreement is qualified in its entirety by reference to Exhibit 99.2 of the Issuer's Current Report on Form 8-K filed with Securities and Exchange Commission on July 16, 2001, which is incorporated herein by reference. The Amendment, the Indenture and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits 3.2 to10.1 of the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on September 4, 2001.

         In addition, the contracts, arrangements, understandings and relationships described previously in the Schedule 13D are still in effect.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT           DESCRIPTION
         -------           -----------

         1 Amendment No. 1 dated as of August 22, 2001 to Securities Purchase Agreement 1 (Incorporated by reference from Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on September 4, 2001).

         2 Indenture dated as of August 30, 2001 relating to the Junior Subordinated Notes, between the Issuer and OHCP, as trustee (Incorporated by reference from Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on September 4, 2001).

         3 Registration Rights Agreement among the Purchasers and the Issuer, dated as of August 30, 2001 (Incorporated by reference from Exhibit 4.3 of the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on September 4, 2001).

         4 Certificate of Designation for the Series C-1 Preferred Stock (Incorporated by 4 reference from
                           Exhibit 3.2 of the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on September 4, 2001).

         5 Certificate of Designation for the Series C-2 Preferred Stock (Incorporated by reference from Exhibit 3.3 of the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on September 4, 2001).

         6 Certificate of Designation for the Series D Preferred Stock (Incorporated by reference from Exhibit 3.4 of the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on September 4,
                           2001).

         99.1 Joint Filing Agreement, dated September 5, 2001, among Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., OHCP GenPar, L.P., OHCP MGP, LLC, Oak Hill Securities Fund, L.P., Oak Hill Securities GenPar, L.P., Oak Hill Securities MGP, Inc., Oak Hill Securities Fund II, L.P., Oak Hill Securities GenPar II, L.P., Oak Hill Securities MGP II, Inc., OHCP Ski, L.P., Glenn R. August and Oak Hill Capital Management, Inc.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  September 5, 2001

                                   OAK HILL CAPITAL PARTNERS, L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OHCP GENPAR, L.P.

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OHCP MGP, LLC

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President

                                   OAK HILL SECURITIES FUND, L.P.

                                   By:  Oak Hill Securities GenPar, L.P.,
                                        its general partner

                                   By:  Oak Hill Securities MGP, Inc.,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OAK HILL SECURITIES GENPAR, L.P.

                                   By:  Oak Hill Securities MGP, Inc.,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OAK HILL SECURITIES MGP, INC.

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OAK HILL SECURITIES FUND II, L.P.

                                   By:  Oak Hill Securities GenPar II, L.P.,
                                        its general partner

                                   By:  Oak Hill Securities MGP II, Inc.,
                                        its general partner

                                   By:  /s/ Scott Krase
                                        ---------------------------------------
                                        Name:   Scott Krase
                                        Title:  Vice President

                                   OAK HILL SECURITIES GENPAR II, L.P.

                                   By:  Oak Hill Securities MGP II, Inc.,
                                        its general partner

                                   By:  /s/ Scott Krase
                                        ---------------------------------------
                                        Name:   Scott Krase
                                        Title:  Vice President


                                   OAK HILL SECURITIES MGP II, INC.

                                   By:  /s/ Scott Krase
                                        ---------------------------------------
                                        Name:   Scott Krase
                                        Title:  Vice President


                                   OHCP SKI, L.P.

                                   By:  Oak Hill Capital Partners, L.P.,
                                        its general partner

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   /s/ Glenn R. August
                                   --------------------------------------------
                                   Glenn R. August


                                   OAK HILL CAPITAL MANAGEMENT, INC.

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President